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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of May, 2007

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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Attached herewith as Exhibit 99.1 is a press release, dated May 29, 2007, whereby Acergy S.A. (the "Company") announced the placing of an order by Seaway Heavy Lifting, its long term Joint Venture, to the Merwede shipyard in the Netherlands to build a DP crane vessel.

The new 183 meter long monohull vessel will be fitted with a crane with a revolving lift capacity of 5,000 metric tons and Class 3 dynamic positioning. A unique feature of the vessel will be an innovative hull shape, for which a patent is pending, which will enable her to have a transit speed of 14 knots, combined with exceptional working characteristics for a monohull design. She will have accommodation for up to 395 people. Delivery is planned for early in 2010.

The Seaway Heavy Lifting joint venture was formed in 1991 to operate the crane vessel Stanislav Yudin, an anchored 2,500 metric tons lift capacity crane vessel that has installed offshore oil and gas platforms and subsea structures in the North Sea, the Mediterranean, Mexico, the Middle East and India.

The new build cost of approximately $460 million will be financed by $110 million equity split 50/50 between the two partners with non-recourse external financing comprised of a Revolving Credit and Guarantee Facility of $30 million and a EUR 140 million plus $180 million Buyer Credit Facility arranged and underwritten by ING and covered by the Dutch State through Atradius (Dutch Export Credit).

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No.
333-124997) and the Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control
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or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ACERGY S.A.


Date:  May 30, 2007                           By:  /s/ Tom Ehret
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                                                  Name:  Tom Ehret
                                                  Title: Chief Executive Officer